

07003491

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 2007
151
WASH, D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

ING FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas
(No. and Street)

New York	N.Y.	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Egan (646) 424-8133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – if individual, state, last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John Cirrito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ING Financial Markets LLC, as

of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA BALZANO
Notary Public, State of New York
No. 01BA4875105
Qualified in Suffolk and New York Counties
Commission Expires Dec. 22, 20 10



Signature

Chief Executive Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154


SEC MAIL PROCESSING
RECEIVED
MAR
151
WASH, D.C. SECTION

Independent Auditors' Report

Board of Directors and Member of
ING Financial Markets LLC:

We have audited the accompanying statement of financial condition of ING Financial Markets LLC (an indirect wholly owned subsidiary of ING Groep N.V.) (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ING Financial Markets LLC as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

KPMG LLP

February 27, 2007

ING FINANCIAL MARKETS LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Statement of Financial Condition

December 31, 2006

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	9,371
Securities segregated under Federal and other regulations		60,000
Collateralized short-term financing agreements:		
Deposits paid for securities borrowed		35,141,768
Securities purchased under agreements to resell		20,179,820
Financial instruments:		
Securities owned, at fair value		80,480
Trading account assets, at fair value		66,219
Securities owned, not readily marketable, at fair value		6,077
Receivable from affiliate		5,331
Receivable from broker-dealers, customers, and clearing organizations		512,712
Collateral received for securities lending activities		960,048
Membership in exchange, at cost (fair value $1,750)		163
Other assets		145
Total assets	$	57,022,134
Liabilities and Member's Equity		
Short-term loan from affiliate	$	1,904,000
Collateralized short-term financing agreements:		
Deposits received for securities loaned		20,636,668
Securities sold under agreements to repurchase		32,369,471
Financial instruments:		
Securities sold, not yet purchased, at fair value		69,074
Trading account liabilities, at fair value		68,907
Payable to broker-dealers, customers, and clearing organizations		364,601
Obligation to return securities received as collateral		960,048
Accounts payable and accrued expenses		18,248
Total liabilities		56,391,017
Commitments and contingencies		
Subordinated borrowing		83,000
Member's equity		548,117
Total liabilities and member's equity	$	57,022,134

See accompanying notes to the statement of financial condition.

(1) Organization

ING Financial Markets LLC (the Company) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect wholly owned subsidiary of ING Groep N.V. The Company, a registered broker-dealer in securities under the Securities Exchange Act of 1934 (SEC), is a member of New York Stock Exchange (NYSE) and other principal exchanges. The Company primarily provides agency brokerage, execution services for equities sales and trading, fixed income sales and trading, securities lending activities, options and futures derivatives activities, repurchase and resale agreements, and limited investment banking services.

The Company clears and settles all equity products through an unaffiliated securities clearing firm on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company prepares its statement of financial condition in accordance with U.S. generally accepted accounting principles. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consists of cash and money market instruments with original maturities of 90 days or less.

(c) Repurchase and Resale Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. Such transactions are collateralized by cash and are recorded at their contracted resale or repurchase amounts. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(Dollars in thousands)

(d) Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

(e) Financial Instruments

Financial instruments used in dealing and other trading activities are recorded at fair value based upon quoted market prices. For financial instruments that are actively traded, fair value is based upon quoted market prices.

(f) Trading Account Assets and Liabilities

Trading account assets and liabilities include the market value of options and futures contracts held for trading purposes based on quoted market prices.

(g) Exchange Membership

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at the value that reflects management's estimate of the net realizable value.

At January 1, 2006, the Company owned one NYSE membership. The Company accounted for its investment in the membership under the adjusted cost method since its inception. On March 7, 2006 the NYSE and Archipelago Holdings, Inc. combined their businesses and became wholly-owned subsidiaries of NYSE Group, Inc. ("NYSE Group"), a newly-created, for-profit and publicly-traded holding company (the "NYSE merger").

In the NYSE merger each NYSE membership became entitled to receive in exchange for the NYSE membership $405 in cash and 78,601 shares of NYSE Group common stock (the "NYX stock"). In addition, immediately prior to the consummation of the NYSE Merger, the NYSE announced a "permitted dividend" to be paid with respect to each NYSE membership in the amount of approximately $71 which was equivalent to the membership's pro rata portion of the NYSE's "excess cash" as defined in the merger agreement governing the NYSE merger. The Company received the permitted dividend with respect to its one membership on March 14, 2006.

The NYX restricted shares are accounted for at their estimated fair value and included in securities owned, not readily marketable, at fair value.

(h) Accounting for Transfers of Financial Assets

At December 31, 2006, the Company has received collateral with an approximate fair value of $54,824,599, which is permitted by contract or custom to sell or repledge in the normal course of

(Dollars in thousands)

business. Approximately, $52,906,253 of such collateral at fair value has been either sold or repledged by the Company at December 31, 2006. The Company utilizes collateral received primarily to facilitate securities lending, repurchase, and resale transactions. The Company also recognized securities received from an affiliate as collateral with an approximate fair value of $960,048 as securities received for securities lending and obligation to return securities received as collateral in the statement of financial condition for these noncash securities lending transactions.

(i) Securities Transactions

The Company records proprietary securities transactions, including related trading gains and losses, and related expenses on a trade-date basis. Agency securities transactions are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(3) Securities Segregated under Federal and Other Regulations

At December 31, 2006 the Company had qualified securities in the amount of $60,000 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

(4) Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased, at Fair Value

The Company owns U.S. Treasury bills with a current market value of $5,220 which it has pledged as collateral.

Securities owned and securities sold, not yet purchased, as of December 31, 2006 consists of proprietary trading equity securities of $75,260 and $69,074, respectively, at quoted market values.

Securities sold, not yet purchased, involve an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected on the statement of financial condition.

(5) Receivable from and Payable to Broker-Dealers, Customers, and Clearing Organizations

Amounts receivable from and payable to broker-dealers, customers, and clearing organizations at December 31, 2006, consist of the following:

		Receivable	Payable
Customers	$	43,189	155,711
Broker-dealers and clearing organizations		305,195	183,156
Securities failed-to-deliver/receive		164,328	25,734
	$	512,712	364,601

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

(Dollars in thousands)

The Company clears and settles all equity products through an unaffiliated securities clearing firm on a fully disclosed basis.

(6) Related Party Transactions

At December 31, 2006, the Company has approximately of $1,086,852 of securities borrowed, $15,053,890 of securities loaned, $1,663,164 of securities purchased under agreement to resell and $601,214 of securities sold under agreements to repurchase with affiliates.

At December 31, 2006, the Company had a receivable of $5,331 due from an affiliate included in receivable from affiliate and $14,845 due to an affiliate included in accounts payable and accrued expenses on the statement of financial condition.

The Company maintains a revolving loan agreement with an affiliate in the amount of $7.5 billion. The revolving loan agreement is an overnight facility and bears a market rate of interest of three-month LIBOR. The Company had an outstanding balance of $1,904,000 at December 31, 2006, which is included in short-term loan from affiliate in the accompanying statement of financial condition.

At December 31, 2006, the Company had an $83,000 subordinated promissory note with the Parent. See footnote number 9 for further information.

The Company has a management agreement with an affiliate, whereby the affiliate provides certain trading, sales, accounting, operations, and other administrative support to the Company.

The Company executes foreign securities trades through affiliates and pays commissions in the countries where such trades are executed.

(7) Derivative Financial Instruments

The Company enters into options and futures contracts with off-balance sheet risk for trading purposes.

Options are contracts that provide the holder with the right, but not the obligation, to purchase or sell a specified number of units of financial instruments at a predetermined price within a specified period of time. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (call) or sell (put) the item underlying the-contract at a set price, if the option purchaser chooses to exercise. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract, if exercised.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity. Maintaining a futures contract requires the Company to deposit with

(Dollars in thousands)

the exchange an amount of cash or other specified asset as security for its obligation. The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The notional amounts of futures reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

A summary of the Company's options and futures contracts follows:

	Fair value at December 31, 2006		Average fair value for the year ended December 31, 2006	
	Assets	Liabilities	Assets	Liabilities
Options	$ 66,218	68,895	109,988	105,568
Futures	1	12	1,879	1,993
Total	$ 66,219	68,907	111,867	107,561

The average fair value amounts have been calculated based on the month-end fair values. The Company believes this method fairly reflects the nature and volume of the business in all aspects material to the financial statements. The amounts exchanged are based on the contract amounts and other terms of the derivative financial instruments.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

(8) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) 107, *Disclosure about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

(9) Subordinated Borrowing

At December 31, 2006, the Company had an $83,000 subordinated promissory note with the Parent that bears interest at a rate of one-month LIBOR plus 1/16%. Interest payments are made on a monthly basis and the subordinated promissory note is due to mature on October 4, 2008.

The subordinated borrowing is subordinated to all other creditors of the Company, covered by agreements approved by the Company's designated regulatory organizations, and thus available in computing net capital under the Securities and Exchange regulations. To the extent that such borrowing is available in the computation of net capital and required for the Company's continued compliance with minimum net capital requirements, repayment will be expected to be extended by Parent.

(10) Income Taxes

The Company is a single member LLC, which for tax purposes, is treated as a division of its Parent. Based upon a tax-sharing arrangement, the Company is charged tax based upon its income before income tax at statutory rates. The Company has no deferred tax assets or liabilities at December 31, 2006.

(11) Defined Benefit and Defined Contribution Plan

The Parent sponsors a defined plan (the Plan) which covers substantially all full-time employees of the Parent and its wholly owned subsidiaries. All employees meeting certain eligibility requirements participate in defined benefit and defined contribution plans administered by an affiliate.

(12) Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other brokers-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with its securities borrowed, securities loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase business by monitoring customer credit exposure and worthiness and by limiting transactions with specific counterparties. The Company reviews collateral values daily and requires additional collateral to be deposited with or returned to the Company when it is deemed necessary.

(13) Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not

(Dollars in thousands)

recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(14) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

Rule 15c3-1 and the rules of the New York Stock Exchange also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 5% of aggregate debit items or $1,500. At December 31, 2006, the Company had net capital of $524,477 of which $521,483 was in excess of the required net capital of $2,994.

Schedule I

ING FINANCIAL MARKETS LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

(Dollars in thousands)

Total member's equity	$	548,117
Add subordinated borrowing allowable in computation of net capital		83,000
Total capital and allowable subordinated borrowings		631,117
Deduction and/or charges:		
Nonallowable assets:		
Securities owned not readily marketable		6,077
Dividends and interest receivable		8,896
Receivable from affiliates		5,331
Other Nonallowable assets		331
Total Nonallowable assets		20,635
Fail charges		27,394
Other deduction and/or charges		48,166
Net capital before haircuts on securities positions		534,922
Haircuts on securities		10,445
Net capital	$	524,477
Computation of alternative net capital requirement:		
Aggregate debit items	$	149,724
The greater of 2% of aggregate debit items as shown in the formula for reserve requirements or $250 pursuant on Rule 15c3-3 prepared as of date of net capital computation		2,994
Excess net capital	$	521,483
Percentage of net capital to aggregate debit items		3.5
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	516,991

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the Computation of Net Capital under Rule 15c3-1 as of December 31, 2006 filed by ING Financial Markets LLC in its Form X-17A-5, as amended on February 23, 2007.

See accompanying independent auditors' report.

Schedule II

ING FINANCIAL MARKETS LLC

(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	169,654
Credit balances in firm accounts which are attributable to principal sales to customers		13
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		13,540
Customer failed to receive		13,469
Market value of short securities and credits in all suspense accounts over 30 calendar days		655
Other		267
Total credit items	$	197,598
Debit balances:		
Debit balances in customers' cash accounts	$	10,940
Customer failed to deliver		138,784
Aggregate debit items		149,724
Less 3% for alternative method		(4,492)
Total debit items	$	145,232

Reserve Computation

Excess of credits over total debits	$	52,366
Market value of cash and qualified securities held on deposit in "Reserve Bank Account" on January 3, 2007	$	75,000

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the Computation of Determination of Reserve Requirements under Rule 15c3-3 as of December 31, 2006 filed by ING Financial Markets LLC in its Form X-17A-5, as amended on February 23, 2007.

See accompanying independent auditors' report.

ING FINANCIAL MARKETS LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

	Market value and number of items
1. Customers' fully paid and excess margin securities net in the respondent's possession of control as of December 31, 2006 (for which instructions to reduce to possession or control had been issued as of December 31, 2006, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ —
A. Number of items	—
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ —
A. Number of items	—

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the Information Relating to Possession or Control Requirements under Rule 15c3-3 as of December 31, 2006 filed by ING Financial Markets LLC in its Form X-17A-5, as amended on February 23, 2007.

See accompanying independent auditors' report.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

Board of Directors and the member of
ING Financial Markets LLC:

In planning and performing our audit of the statement of financial condition of ING Financial Markets LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

END